

Mail Stop 3561

January 11, 2017

David Shackelton
Chief Financial Officer
The Providence Service Corporation
700 Canal Street, Third Floor
Stamford, CT 06902

     Re: **The Providence Service Corporation**
             Form 10-Q for Fiscal Quarter Ended September 30, 2016
             Filed November 9, 2016
             File No. 001-34221

Dear Mr. Shackelton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Lyn Shenk

                      Lyn Shenk
                      Branch Chief
                      Office of Transportation and Leisure